EARLY BIRD SUBSCRIPTION AGREEMENT

THE SECURITIES BEING ACQUIRED BY YOU HAVE NOT BEEN REGISTERED UNDER TITLE III OF THE JOBS ACT ("TITLE III") WHICH ADDED NEW SECURITIES ACT SECTION 4(a)(6) , OR APPLICABLE STATE SECURITIES ACTS. THESE SECURITIES MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. THE SECURITIES MAY NOT BE TRANSFERRED UNLESS REGISTERED OR QUALIFIED FOR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER FEDERAL AND STATE SECURITIES LAWS.

SECTION 1. SUBSCRIPTION

Subject to the terms and conditions of this Subscription Agreement ("Agreement"), you are subscribing for and agreeing to purchase securities offered by FULL CIRCLE BREWING CO. LTD. LLC (the "Company") and described in the Company's Offering Statement (the "OS") dated [EFFECTIVE DATE]_____ in the total principal amount of $_$[AMOUNT]_____.

You are subscribing to Class B Non-Voting shares at a $3.62 per unit rate based on a $4,005,983 pre-money valuation.

SECTION 2. REPRESENTATIONS AND WARRANTIES

You have supplied information to the Company through the Site and you make the following representations, warranties and undertakings with the intent that the same be relied upon in determining your suitability as an investor in the restricted Securities. Therefore, you hereby represent and warrant as follows:

(a)   The information that you have provided the Company through the Site and the information currently being provided by you is true and correct as of the date hereof, and your previously made representations are hereby confirmed; should any information change prior to the issuance of Securities to you, you agree to immediately provide the Company with the corrected information.

(b)   You confirm that you understand and fully considered, for purposes of your investment, the terms of the offering, and that there are substantial restrictions on the transferability of and there will be no public market for the Securities at this time or in the immediate future, and, accordingly, it may not be possible for you to liquidate your investment in the Securities in case of emergency.

(c)   You have been furnished with materials relating to the Company, the offering of the Securities, and anything described in the Company's OS which you have requested; and you have been afforded an opportunity to make inquiries concerning the Company, or any of its affiliates, the terms and conditions of the Offering, or any other matters relating to the issuance of the Securities, and have further been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in the Company's OS (to the extent the Company or its affiliates possess such information or could acquire it without an unreasonable effort or expense).

(d)   You have not been given any offering literature, other than the information available on the Site, the Company's approved materials, this Agreement and the Company's OS, and you have relied only on the information contained in this Agreement, in the OS and the information the Company furnished or made available to you.

(e)   The information provided to you, including, but not limited to the OS and the information available through the Site, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except in relation to your purchase of the Security.

(f)   You understand that the Company is issuing the aggregate number of Securities set forth in the OS at the price and minimum investment requirement set forth in the OS, with a stated aggregate minimum and maximum offering amount. Investment funds may be held in escrow until such time as the minimum offering amount has been met; or if there is no minimum offering stated, the funds will be immediately available to the Company. Upon the acceptance of this Agreement by the Company, the funds being invested by you will be deposited either into the escrow account established with escrow or directly with the Company and held and distributed as set forth in the OS. You have up to 48 hours prior to the end of the offer period to change your mind and cancel your investment commitment for any reason. However, if the minimum offering amount is not met (if any), escrow or the Company (as applicable) will return your investment funds at the expiration or termination of the offering.

(g)   You are purchasing your Securities for the purpose of long-term investment for your own account and without any plan to re-sell or distribute them.

(h)   You understand that an investment in the Securities is speculative and involves high economic and other risks. You are capable of bearing the economic risks of your investment in the Securities, including a total loss of your investment.

(i)   You have substantial means of providing for your current needs and personal contingencies and have no need for liquidity in this investment. You are financially capable of holding your Securities for an indefinite period of time.

(j)   You consent to the placement of one or more legends appearing in bold print on the face of the certificates representing your Securities, which legend outlines the restrictions on transferability of the Securities. You acknowledge and agree that a physical certificate may not be issued to you, and the Securities may only be issued to you in electronic format on the books and records of the Company, but that such Securities will be subject to the same restrictive legends that would otherwise appear on such Securities.

(k)   You have the legal power to sign this Agreement and purchase the Security. Your investment will not violate any contract you have entered into with a third party.

(l)   In furnishing information to the Company through the Site, you recognize and acknowledge that the Company will rely on the information you have submitted in making a determination as to whether to accept you as an investor in the Company. You represent and warrant to the Company that to the best of your information and belief, the information supplied by you is true and correct in all respects and that you personally have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the prospective investments in the Securities.

SECTION 3. TRANSFERABILITY

You will not transfer or assign this Agreement or any of your interest in the investment, and will only assign or transfer your Securities in accordance with the terms of this Agreement and all applicable laws.

SECTION 4. IRREVOCABLE PROXY & SPV REORGANIZATION

(a) If the Investor is not a Class A Unit Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 4(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 4(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 4(a) and Section 4(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b) If the Investor is not a Class A Unit Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Units issued pursuant to the terms of this instrument, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 4(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding Units issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 4(b) and Section 4(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)   If the Investor is not a Class A Unit Investor:

1.   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 4(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "ProxyLosses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

2.   A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, Unitholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, Unitholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Units issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safe.

SECTION 5. MISCELLANEOUS

Notices. All notices between you and the Company will be electronic. All notices, tax reports and other documents and information will be delivered to you by email or another electronic delivery method. The Company will use the information you used to register at the Site as your contact information. You agree to keep your contact information current and to immediately notify the Company in writing if you change your email address, home mailing address, or phone number.

You or the Company may change contact information by notifying the other by email. Any notice will be considered to have been received the day after it was sent by email or other electronic delivery method, or three days after deposited with the US Postal Service if sent by first class mail, postage pre-paid.

(a)   Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

(b)   Integration. This Agreement and the OS, constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and may be amended only by a writing executed by all parties hereto.

(c)   Indemnification. You acknowledge and understand the meaning and legal consequences of the representations and warranties contained in Section 3 of this Agreement. You hereby agree to indemnify and hold the Company and its Affiliates harmless from and against any and all loss, damage or liability due to, or arising out of, your breach of any representation, warranty or acknowledgement of yours contained in this Agreement, including, but not limited to, all costs, expenses and attorney's fees incurred by the Company in successfully defending any claims brought under the Act or the Jumpstart Our Business Startups (JOBS) Act of 2012.

SECTION 6.   MODIFICATIONS

The terms of the securities may only be modified with the written consent of the holders of a majority-in-interest of those securities. In the case that Full Circle Brewing seeks to modify those terms, we may rely on the negative consent of holders of the securities, unless the change in terms negatively impacts such holders, in which case we will solicit positive consent.

SECTION 7.   ACCEPTANCE AND EXECUTION

(a)   Acceptance. You confirm and understand that the Company has complete and absolute discretion to accept or reject this subscription, and that if your subscription is not accepted, it will be deemed to have been rejected by the Company. In the case of rejection, your investment funds, together with interest actually earned thereon, if any, will be promptly returned to you. . You have up to 48 hours prior to the end of the offer period to change your mind and cancel your investment commitment for any reason. Once the offering period is within 48 hours of ending, you will not be able to cancel for any reason even if you make your commitment during this period. Upon the Company meeting the minimum offering amount (if any), all investment funds will be released by escrow (if any) to the Company, at which time the securities will be issued to you on the books and records of the Company, and will be held by you in electronic format.

(b)   Operating Agreement. You acknowledge that a copy of the Offering Statement has been made available to you through the Site and you have had the opportunity to review the Offering Statement. By executing this Agreement you agree to be bound by the Company's Offering Statement and Second and Restated Operating Agreement dated August 11, 2017 ("Operating Agreement"), and agree that the execution of this Agreement constitutes the execution of the Offering Statement and Operating Agreement.

(c)   Additional Documents. You agree you will timely execute any additional documents the Company may reasonably request you to execute, including the Alcohol Industry Investor Questionnaire. This form is required before your investment will be accepted by the Company.

(d)   Electronic Signature. You will sign this Agreement electronically, rather than physically. You agree your electronic signature shall be deemed a physical signature and that an electronic copy of this Agreement will be as enforceable as an original version of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Full Circle Brewing Co. Ltd. LLC

Founder Signature

Name: [FOUNDER NAME] _____

Title: [FOUNDER TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME] _____

By: _____

Investor Signature

By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

State of Residency: [STATE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited